Mail Stop 3561

March 13, 2009

Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

> **Re:** **ValueVision Media, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 29, 2008**
> **Forms 10-Q for Fiscal Quarters Ended**
> **May 3, 2008, August 2, 2008 and November 1, 2008**
> **Filed June 12, 2008, September 11, 2008 and December 11, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 21, 2008**
> **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your response letter dated February 27, 2009 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Definitive Proxy Statement on Schedule 14A

Certain Transactions, page 35

1. We note your response to comment eight from our letter dated January 30, 2009. We note your statement that the audit committee has "…historically…" only approved related person transactions deemed fair to the Company based at least, in part, on a determination that the terms of the transaction are comparable to those terms the company could have obtained from an unaffiliated third party. Notwithstanding this statement, please affirmatively disclose whether the terms of these agreements are comparable to those you could have obtained from unaffiliated third parties.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Ellie Bavaria, Special Counsel, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director